Exhibit (a)(5)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 7, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by the Dealer Manager (as defined herein) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock (including
the associated Series C Junior Participating
Preferred Stock Purchase Rights)
of
Quixote Corporation
at
$6.38 Net Per Share
by
THP Merger Co.

THP Merger Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), is offering to purchase all outstanding shares of common stock, par value $0.01-2/3 per share (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 4, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 30, 2009 (as it may be amended from time to time, the “Merger Agreement”), among Trinity, Quixote and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Quixote (the “Merger”) with Quixote continuing as the surviving corporation, wholly-owned by Trinity. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Quixote or by Trinity or the Purchaser, (ii) by any subsidiary of Trinity other than the Purchaser, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $6.38 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn at the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including shares reserved for issuance upon exercise of Quixote’s 7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable on or prior to (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1, 2010 if the sole reason the Merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a governmental authority of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings (such applicable date, the “Walk-Away Date”)). See Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

The Quixote Board of Directors has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) recommended that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Merger Agreement provides that (i) subject to the parties’ respective rights to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer for one or more periods of not more than 10 business days each if, at the applicable expiration date, any condition of the Offer has not been satisfied or waived; provided, however, that the Purchaser shall not be required to extend the Offer beyond the Walk-Away Date, and (ii) the Purchaser may elect to, and at the request of Quixote, must provide for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, following the date on which the Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Purchase Date”), the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares (if any) then owned by Trinity or any of its subsidiaries, constitutes less than 90% of the Shares then outstanding. Under the Merger Agreement, the Purchaser will also extend the Offer for any period required by any rule, regulation or interpretation of the SEC or its staff that is applicable to the Offer.

The Purchaser has agreed in the Merger Agreement that, without the consent of Quixote, it will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) waive the Minimum Condition, (v) impose additional conditions to the Offer, (vi) modify or amend any of the conditions to the Offer or makes other changes in the terms of the Offer that are in any manner adverse to the holders of Shares or (vii) extend the applicable expiration date in a manner other than in accordance with the Merger Agreement.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without Quixote’s prior consent), increase the Offer Price and/or make any other changes in the terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after March 8, 2010, unless the Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, Trinity or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Quixote provided the Purchaser with Quixote’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Quixote’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder (as defined in Section 5 of the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

CALL TOLL-FREE 800-290-6427
Email: info@dfking.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch
Bank of America Tower
One Bryant Park, 8th Floor
New York, New York 10036
Tel: 888-803-9655

January 7, 2010